FILE NO. 82-34832

starpharma

27 January 2006

06010562

SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2006
WASH., D.C.
199
SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

SUPPL

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 23 November 2005. The first release after this date was on 25 November 2005 .

PROCESSED
FEB 0 6 2006
THOMSON
FINANCIAL

Yours faithfully,

B P Rogers
Company Secretary

SEC MAIL PROCESSING
RECEIVED
JAN 30 2006
WASH. D.C. 199 SECTION

File No. 82-34832

starpharma

VIVAGEL™ RECEIVES *FAST TRACK* STATUS FROM FDA

Melbourne, Australia: Monday 9 January 2006: Starpharma (ASX:SPL, USOTC:SPHRY) today announced that the US Food & Drug Administration (FDA) has granted *Fast Track* status to VivaGel™, an Investigational New Drug (IND) for the prevention of HIV.

"There are currently no approved products for the prevention of HIV infection. The FDA recognises the potential of VivaGel™ to address this unmet medical need," commented John Raff, CEO of Starpharma. "VivaGel's™ New Drug Application (NDA) will receive Priority Review which has a shorter review time. *Fast Track* status also provides more opportunity for Starpharma to communicate with the FDA to ensure the success of the VivaGel™ development program. This is excellent news for VivaGel™ and for Starpharma."

Under the FDA Modernization Act of 1997, the *Fast Track* drug development program facilitates and expedites the development of products that serve unmet medical needs of serious or life-threatening conditions. This program provides formal mechanisms for sponsors to communicate with the FDA on product development issues, including clinical trial design. Under the *Fast Track* program, portions of the NDA can be submitted to the FDA before the application is completed. This early review is expected to shorten FDA approval times significantly.

VivaGel™ is currently being developed as a vaginal microbicide gel to prevent the transmission of genital herpes and HIV. VivaGel™ was also recently awarded US$20 million by the US-based NIAID, a division of the National Institutes of Health (NIH) to accelerate its development.

The commercial opportunity for VivaGel™ is very significant, both in industrialized nations and the developing world. In the USA, AIDS (a result of HIV infection) is now the number one cause of death among African-American women between the ages of 25 and 34 and genital herpes affects approximately 50 million Americans. With no cure currently available for HIV or genital herpes, and the limited success of existing prevention strategies, infection rates in the US and elsewhere are expected to continue to rise sharply. Microbicides such as VivaGel™ are now recognised as a key element in this fight against genital herpes and HIV.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

<u>**For further information:**</u>

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Operating Officer +61 3 8532 2715 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2006
WASH. D.C. 199 SECTION

File No. 82-34832

starpharma

4 January, 2006

Starpharma Holdings Ltd (ASX:SPL): Expiry of Options

This is to advise that 220,000 unquoted employee options issued on 31 January 2001 and exercisable at 93.75 cents, expired without exercise on 31 December 2005.

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LIMITED ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

File No. 82-34832

SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2006
WASH, D.C. 199 SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter Bartels
Date of last notice	21 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2005
No. of securities held prior to change	(i) 80,000 (direct) (ii) 20,000 (indirect)
Class	Ordinary Shares
Number acquired	9,804 (direct)
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000
No. of securities held after change	89,804 (direct) 20,000 (indirect)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Ltd**	
ABN **20 078 532 180**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Prof Peter Colman
Date of last notice	28 September 2000

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 December 2005
No. of securities held prior to change	5,982,482
Class	Ordinary Shares
Number acquired	9,804
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000 ($0.51 per share)
No. of securities held after change	5,992,286
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Ltd**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leon Gorr
Date of last notice	6 July 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest.
Date of change	20 December 2005
No. of securities held prior to change	(i) Applecross Secretarial Services Pty Ltd: 1,514,500 (ii) Arran Bay Pty Ltd 3,680,400 Total: 5,194,900
Class	Ordinary Shares
Number acquired	(i) Nil (ii) 9,804-
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.51 per share
No. of securities held after change	Applecross Secretarial Services Pty Ltd: 1,514,500 Arran Bay Pty Ltd: 3,690,204 Total: 5,204,704

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Limited**	
ABN 20 078 532 180	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Peter J Jenkins
Date of last notice	5 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 December 2005
No. of securities held prior to change	Direct: 56,000 Indirect: 370,250
Class	Ordinary shares
Number acquired	10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,950
No. of securities held after change	Direct: 66,000 Indirect: 370,250

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Starpharma Holdings Limited**
ABN	**20 078 532 180**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr John W Raff
Date of last notice	23 March 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(i) Direct (ii) Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Companies of which the Director is either a shareholder or holds a beneficial interest – JPS Distribution Pty Ltd
Date of change	20 December 2005
No. of securities held prior to change	Direct: 3,746,581 Indirect: 465,250
Class	Ordinary shares
Number acquired	(i) 9,804 (ii) 9,804
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(i) $5,000 (ii) $5,000
No. of securities held after change	Direct: 3,756,385 Indirect: 465,250

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share purchase plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

File No. 82-34832

starpharma

STARPHARMA COMPLETES A$15 MILLION RAISING

Melbourne, Australia – 20 December 2005. Starpharma Holdings Limited (ASX: SPL, USOTC:SPHRY) today announced the successful completion of the second tranche of its institutional placement and the finalisation of its Share Purchase Plan (SPP), which together raised a total of A$15M.

SEC MAIL RECEIVED PROCESSING SECTION JAN 9 2006 WASH., D.C.

The institutional placement was oversubscribed and raised a total of A$12 million through the issue of shares in two tranches. The first tranche of the share placement to raise A$4.88 million was the maximum number of shares permitted under ASX Listing Rule 7.1 to be issued without shareholder approval. The second tranche of shares to raise A$7.12 million was approved at an extraordinary general meeting of shareholders on 16 December 2005. This meeting also ratified the issue of the first tranche of shares and approved the underwriting of the SPP. The underwritten SPP closed on 15 December 2005 and raised A$3 million.

CEO Dr John Raff said: "Starpharma is now in the fortunate position where our lead project is largely externally funded and cash reserves are sufficient to support the company's operations for more than two years."

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – a US company established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and in which the Dow Chemical Company holds 30% equity ; and
- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com		
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Jackie Fairley** Chief Operating Officer +61 3 8532 2715 jackie.fairley@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832

starpharma

SEC MAIL RECEIVED PROCESSING
JAN 2 0 2006
WASH. D.C. 199
SECTION

16 December 2005

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Extraordinary General Meeting 16 December 2005
Starpharma Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Ben Rogers
Company Secretary

Starpharma Holdings Limited
Extraordinary General Meeting

Proxy Summary
16 December 2005

1 Ratification of Share Issue

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
11,421,932	497,500	11,872,525	484,750

The motion was carried on a show of hands as an ordinary resolution.

2 Placement of Shares

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
15,647,824	852,940	11,875,525	539,700

The motion was carried on a show of hands as an ordinary resolution.

3 Underwritten Share Purchase Plan

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
27,576,389	799,900	0	539,700

The motion was carried on a show of hands as an ordinary resolution.

File No. 82-34832

SEC RECEIVED
JAN 3 0 2006
WASH., D.C. 199
PROCESSING SECTION

25 November 2005

Australian Stock Exchange Limited
Company Announcements Office
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY)
Share Purchase Plan

Please find attached documentation for Starpharma Holdings Limited's Share Purchase Plan. The offer was announced to the ASX on 14 November 2005, and closes at 5pm on Friday 15 December 2005.

Yours sincerely

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

Starpharma Holdings Limited

ABN 20 078 532 180

25 November 2005

STARPHARMA HOLDINGS LIMITED
SHARE PURCHASE PLAN

- ✓ *Eligible shareholders entitled to purchase up to $5000 of ordinary shares*
- ✓ *Price will be $0.51 per ordinary share*
- ✓ *No brokerage or additional transaction costs*
- ✓ *Offer closes 5.00pm on Friday, 15 December 2005*

Dear Shareholder

As announced to the Australian Stock Exchange on 14 November 2005, the Board of Starpharma Holdings Limited (**Starpharma**) is pleased to provide eligible shareholders the opportunity to participate in the capital raising initiatives of Starpharma through a Share Purchase Plan (**SPP**). Starpharma recently announced the completion of an institutional placement to raise A$12m. Starpharma has established the SPP to provide an opportunity for all eligible shareholders to purchase additional shares in Starpharma at the same discounted price that was offered to the institutions that participated in the recent capital raising. We encourage all eligible shareholders to consider taking advantage of this opportunity to acquire Starpharma shares at a discount. The SPP is underwritten by Patersons Securities Limited up to A$3m.

SPP – At a Glance

The accompanying Terms and Application Form set out the terms of the offer under the SPP. By accepting the offer to purchase shares under the SPP, you agree to be bound by the accompanying terms. Starpharma currently has 128 million shares on issue (142 million on completion of the second tranche of the A$12m institutional placement), held by approximately 2,200 shareholders. Patersons Securities Limited is underwriting the issue of 5,882,353 shares to raise A$3m. The Board reserves the right to accept oversubscriptions, if it receives applications in excess of A$3m.

Key points of the SPP are:

- You may acquire up to 9,804 shares as set out in the Application Form. There are no brokerage or other transaction costs payable on the allotment of shares under the SPP.
- Shares allotted under the SPP will rank equally with existing fully paid ordinary shares.

- Should you elect to participate in the SPP, all shares will be issued at A$0.51. This has been set at a 15.6% discount to the volume weighted average price in the market on the 30 trading days starting on 3 October and concluding on the record date, which was Friday 18 November 2005.
- The SPP is underwritten by Patersons Securities Limited up to A$3m. This means that if less than 5,882,353 shares are taken up by shareholders, those shortfall shares will be subscribed for by Patersons Securities Limited (or persons nominated by Patersons Securities Limited in consultation with Starpharma).
- If you wish to participate in the SPP, please fill out the enclosed Application Form and attach a cheque or bank draft to the acceptance slip and mail it in the reply paid envelope so that it is received by the share registrar before **5.00pm Melbourne time on 15 December 2005**.

Shareholder Update

We believe that Starpharma's prospects for building shareholder value continue to improve. Sexually transmitted infections represent significant market opportunities (in excess of US$1b) in both developed and developing nations. Efforts to develop vaccines have so far failed, and condoms cannot be fully effective when used improperly and infrequently. Starpharma is well positioned to develop its lead product, the microbicide VivaGel™, for the prevention of sexually transmitted infections in women.

In October of this year one of the world's leading research organisations, the National Institutes of Health (NIH), selected VivaGel™ as a microbicide candidate with the potential to prevent the global spread of HIV. The NIH awarded Starpharma US$20.3m (A$26.4m) to develop VivaGel™ for prevention of HIV. This NIH funding significantly reduces VivaGel™'s development risk as the funding supports development through to the final population study. Furthermore, the NIH relationship will facilitate access to world class clinicians, opinion leaders and facilities for its development work.

Starpharma is also developing VivaGel™ for Genital Herpes and expects to enter human trials for this serious disease during calendar year 2006. In addition, the company is exploring the use of VivaGel™ as a coating for premium condoms. We expect other opportunities to arise in our discovery pipeline as we continue to apply our nanotechnology expertise to the development of therapeutics and diagnostics in:

- Cancer;
- Respiratory diseases; and
- Anti-angiogenesis applications.

Purpose of the Capital Fund Raising

The purpose of the SPP is to support ongoing operating costs, including funding the development of line extensions of VivaGel™ e.g. for prevention of Genital Herpes, to further build the company's product pipeline, and to increase collaborative activities with its investee company, US based Dendritic NanoTechnologies, Inc (DNT). The capital raised from the institutional placement and SPP combined with the funding received from the NIH ensures that the company has more than two years' cash reserves.

Thank you for your continuing support as a shareholder of Starpharma.

Yours sincerely

Peter T Bartels, *AO*

CHAIRMAN
STARPHARMA HOLDINGS LIMITED

TERMS

The following are the Terms applicable to the SPP approved by the Directors of Starpharma Holdings Limited (ABN 20 078 532 180).

Participation in the SPP

You are eligible to participate in the SPP if you were a registered holder of fully paid ordinary shares of Starpharma on 18 November 2005 with a registered address in either Australia or New Zealand. The offer under the SPP is non-renounceable. This means that you cannot transfer your right to purchase shares under the offer to anyone else.

If you are eligible to participate in the SPP, you may apply for new shares in Starpharma up to $5,000. There is no minimum subscription. You have the option to apply in increments as set out below:

Option A	A$5000
Option B	A$4000
Option C	A$3000
Option D	A$2000
Option E	A$1000
Option F	A$500

The offer under the SPP has been structured to comply with the Australian Securities and Investments Commission Class Order 02/831. For this purpose, the maximum number of 9,804 new shares applies to all eligible shareholders (irrespective of the size of your current holding).

If, however, you are registered as a trustee or nominee in respect of more than 1 beneficiary, you may apply for up to $5,000 of new shares for each occasion that you are separately recorded as a trustee or nominee for a different beneficiary.

Maximum raising

The board is seeking to raise approximately A$3 million through the SPP, and reserves the right to scale back the issue on a pro-rata basis in the event of over-subscription. This means, for example, that if you apply for a $5,000 parcel and applications are scaled back by 5%, then your application will be scaled back to $4,750. In that event, you will receive a refund cheque at the same time as your transaction confirmation statement for the amount to be refunded.

Alternatively the Board reserves the right to accept additional funds if applications are received for more than A$3 million.

Participation Costs

No brokerage or other transaction costs apply to the application for and allotment of new shares under the SPP.

Pricing

The issue price for each new share is $0.51. The issue price is an amount equal to 15.6% of the volume weighted average price of Starpharma's ordinary shares traded on ASX during the 30 business days starting on 3 October 2005 and concluding on the record date, which was Friday 18 November 2005. You should note, however, that the market price of Starpharma's shares could rise or fall between the date of this offer

and the date when Starpharma allots the new shares to you. This means that the price you pay for every new share under this offer might exceed the market price of Starpharma's shares at the time the new shares are allotted to you under the SPP.

You should consult your stockbroker or professional adviser in relation to this offer and your participation under the SPP.

Issue of new shares

New shares will be issued on or about 20 December 2005. New shares will rank equally with existing fully paid ordinary shares in Starpharma.

It is expected that the new shares allotted to you under the SPP will be quoted on ASX on or about 23 December 2005 and you should receive your holding statement or confirmation advice shortly after that date.

Application

The offer will close at 5pm on 15 December 2005.

Applications to participate in the SPP must be made on the enclosed Application Form and sent with your payment by cheque made payable to "Starpharma Holdings Limited Share Purchase Plan" to our Share Registry so that it is received by 5pm on 15 December 2005.

Variations, waivers and resolutions of disputes

Starpharma reserves the right to vary the closing date and share issue date for the SPP, waive compliance with any of the terms of the offer, refuse to allot shares where it believes there has been a breach of these terms and settle in any manner it thinks fit any disputes or anomalies which may arise in connection with the SPP.

Questions

If you have any questions about the SPP, please contact:

Computershare Investor Services Pty Limited
GPO Box 505
MELBOURNE VIC 8060
Phone: 1300 850 505 (within Australia)
61 3 9415 4000 (outside Australia)

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE AT THIS TIME, STARPHARMA CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED, BECAUSE OF VARIOUS IMPORTANT FACTORS, RISKS AND UNCERTAINTIES. THESE INCLUDE RISKS ASSOCIATED WITH DRUG DEVELOPMENT AND MANUFACTURE, RISKS INHERENT IN THE EXTENSIVE REGULATORY APPROVAL PROCESSES MANDATED BY REGULATORY AUTHORITIES, DELAYS IN CLINICAL TRIALS, FUTURE CAPITAL NEEDS AND GENERAL ECONOMIC UNCERTAINTY. ALSO, THERE CAN BE NO ASSURANCE THAT OTHERS WILL NOT INDEPENDENTLY DEVELOP SIMILAR PRODUCTS OR PROCESSES OR DESIGN AROUND PATENTS OWNED OR LICENSED BY THE COMPANY, OR THAT PATENTS OWNED OR LICENSED BY THE COMPANY WILL PROVIDE MEANINGFUL PROTECTION OR COMPETITIVE ADVANTAGES.

starpharma

Starpharma Holdings Limited

ABN 20 078 532 180

000001

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 505 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com
Securityholder Reference Number (SRN)

[redacted]

I 1234567890 IND

Entitlement Number:
Record Date: 18 November 2005
Offer Closes: 5.00pm AEDST on 15 December 2005
Price per Security: A$0.51

SHARE PURCHASE PLAN APPLICATION FORM

Pursuant to the terms and conditions of the Starpharma Holdings Limited Share Purchase Plan ("SPP") contained in the letter to Starpharma Holdings Limited shareholders dated 25 November 2005, Starpharma Holdings Limited is offering eligible shareholders the opportunity to purchase Ordinary Fully Paid Shares up to a maximum value of A$5,000.00 per eligible shareholder, subject to a minimum application of A$500.00. If you do not wish to purchase additional shares under this offer there is no need to take action.

By submitting this form you agree to be bound by the Constitution of Starpharma Holdings Limited and agree that the submission of this form constitutes an irrevocable offer by you to Starpharma Holdings Limited to subscribe for Starpharma Holdings Limited Shares on the terms of the SPP. In addition, you also certify as at the date this application form is received by Starpharma Holdings Limited that the aggregate amount of shares applied for by you under the SPP (under this application and any other application submitted by you) does not exceed A$5,000.00.

METHOD OF ACCEPTANCE

Your cheque or Bank Draft should be in Australian dollars and drawn on an Australian bank made payable to 'Starpharma Holdings Limited SPP' for the relevant amount and crossed 'Not Negotiable'. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

Your acceptance slip and cheque or Bank Draft must be received by the share registry before the close of the offer 5.00pm AEDST on 15 December 2005. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for shareholders in Australia. New Zealand holders will need to affix the appropriate postage. Your Application Form should be returned in the envelope provided or delivered to our registry at the address shown on the reverse of this form. Refer overleaf for instructions.

Starpharma Holdings Limited may make determinations in any manner it thinks fit, in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant or application. Any determinations by Starpharma Holdings Limited will be conclusive and binding on all eligible shareholders and other persons to whom the determination relates. Starpharma Holdings Limited reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time. Any such amendment, variation, suspension or termination will be binding on all eligible shareholders even where Starpharma Holdings Limited does not notify you of that event.

THIS IS AN IMPORTANT DOCUMENT

Should you have any doubt about how to deal with it please consult a financial advisor

This offer is non-renounceable - No Signature is required

Return Acceptance Slip and Cheque or Bank Draft in the envelope provided

SPL SPRM

---

starpharma

Starpharma Holdings Limited
ABN 20 078 532 180

Pin cheque(s) here. Do not staple.

[redacted]

I/We wish to purchase shares:

9,804 shares or A$5,000.00	or 7,844 shares or A$4,000.00	or 5,883 shares or A$3,000.00	or 3,922 shares or A$2,000.00	or 1,961 shares or A$1,000.00	or 981 shares or A$500.00

* These share amounts may be subject to scale-back in accordance with the terms of the SPP.

Payment Details

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

Make your cheque or bank draft payable to "Starpharma Holdings Limited SPP"

Enter your contact details

Contact Name	Telephone Number - Business Hours / After Hours
	( )

Instructions

Payment Details

Make your cheque or bank draft payable to "Starpharma Holdings Limited SPP" in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

Complete cheque details in the boxes provided.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Application Form where indicated. Cash will not be accepted. A receipt for payment will not be forwarded.

011156_00H7MC

Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

SPRM

Lodgement of Application

Application Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5.00pm (AEDST) on 15 December 2005. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the Share Purchase Plan. A reply paid envelope is enclosed for shareholders in Australia. New Zealand holders will need to affix the appropriate postage.

Return the Application Form with cheque(s) attached to:

MAILING ADDRESS

Starpharma Holdings Limited
Computershare Investor Services Pty Limited
GPO BOX 505
Melbourne, Victoria 8060
AUSTRALIA

DELIVERY ADDRESS

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

SPL

If you have any enquiries concerning this form, please contact Computershare Investor Services Pty Limited on 1300 850 505.